SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2022

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Yes   ☐                               No☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                               No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended June 30, 2022

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.79.02, as published by Federal Reserve Board of Governors on June 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	the impacts of the COVID-19 pandemic on our business and operations, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; challenges associated with the adverse effects of the COVID-19 pandemic on the global supply chain; additional regulatory costs or delays in governmental processing time due to modified government operations resulting from the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic;

•	compliance matters including U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties, which risks include without limitation the following: We work with third-party distributors and other agents for the marketing and distribution of our products and, although our policies prohibit these third parties from making improper payments or otherwise violating these anti-bribery laws, any lapses in complying with such anti-bribery laws by these third parties may adversely impact us. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial positions, results of operations, and/or cash flows;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2022 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2022 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2022		June 30, 2022		March 31, 2022
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	80	Rs.	6,297	Rs.	14,852
Other investments	5		358		28,324		29,513
Trade and other receivables	6		927		73,214		66,764
Inventories	7		656		51,810		50,884
Derivative financial instruments			1		116		1,906
Tax assets			47		3,741		4,035
Other current assets			205		16,206		13,902
Total current assets		U.S.$	2,274	Rs.	179,708	Rs.	181,856
Non-current assets
Property, plant and equipment	8	U.S.$	808	Rs.	63,826	Rs.	62,169
Goodwill	9		55		4,381		4,418
Other intangible assets	10		403		31,832		27,246
Trade and other receivables	6		1		60		54
Investment in equity accounted investees			55		4,367		4,318
Other investments	5		11		847		3,668
Deferred tax assets			116		9,137		8,204
Other non-current assets			23		1,817		894
Total non-current assets		U.S.$	1,471	Rs.	116,267	Rs.	110,971
Total assets		U.S.$	3,746	Rs.	295,975	Rs.	292,827
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	317	Rs.	25,052	Rs.	25,572
Short-term borrowings	11		227		17,901		27,082
Long-term borrowings, current portion	11		62		4,862		1,017
Provisions			57		4,527		4,258
Tax liabilities			23		1,783		1,615
Derivative financial instruments			46		3,671		479
Other current liabilities			418		32,995		33,992
Total current liabilities		U.S.$	1,149	Rs.	90,791	Rs.	94,015
Non-current liabilities
Long-term borrowings	11	U.S.$	24	Rs.	1,903	Rs.	5,746
Deferred tax liabilities			1		55		60
Provisions			1		55		57
Other non-current liabilities			35		2,782		2,422
Total non-current liabilities		U.S.$	61	Rs.	4,795	Rs.	8,285
Total liabilities		U.S.$	1,210	Rs.	95,586	Rs.	102,300
Equity
Share capital	12	U.S.$	11	Rs.	832	Rs.	832
Treasury shares	12		(20)		(1,570)		(1,601)
Share premium			118		9,347		9,280
Share-based payment reserve			22		1,707		1,628
Capital redemption reserve			2		173		173
Debenture redemption reserve			4		304		304
Special economic zone re-investment reserve			7		529		755
Retained earnings			2,377		187,814		175,712
Other components of equity			16		1,253		3,444
Total equity		U.S.$	2,536	Rs.	200,389	Rs.	190,527
Total liabilities and equity		U.S.$	3,746	Rs.	295,975	Rs.	292,827

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2022		2022		2021
		Convenience translation (See Note 2(d))
Revenues	13	U.S.	$660	Rs.	52,154	Rs.	49,194
Cost of revenues			331		26,148		23,495
Gross profit			329		26,006		25,699
Selling, general and administrative expenses			196		15,493		15,045
Research and development expenses			55		4,325		4,534
Other income, net	14		(76)		(6,024)		(487)
Total operating expenses			175		13,794		19,092
Results from operating activities (A)			155		12,212		6,607
Finance income			34		2,696		845
Finance expense			(4)		(347)		(193)
Finance income, net (B)	15		30		2,349		652
Share of profit of equity accounted investees, net of tax (C)			1		94		166
Profit before tax [(A)+(B)+(C)]			185		14,655		7,425
Tax expense	16		35		2,779		1,717
Profit for the period		U.S.$	150	Rs.	11,876	Rs.	5,708
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	0.91	Rs.	71.56	Rs.	34.44
Diluted earnings per share of Rs.5/- each		U.S.$	0.90	Rs.	71.40	Rs.	34.34

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2022		2022		2021
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	150	Rs.	11,876	Rs.	5,708
Other comprehensive (loss)/income
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(7)	Rs.	(562)	Rs.	(1,243)
Tax impact on above items		-		-		293
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(7)	Rs.	(562)	Rs.	(950)
Items that will be reclassified subsequently to the consolidated income statement:
Foreign currency translation adjustments	U.S.$	16	Rs.	1,289	Rs.	361
Effective portion of changes in fair value of cash flow hedges, net		(57)		(4,486)		(534)
Tax impact on above items		20		1,568		173
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	(21)	Rs.	(1,629)	Rs.	-
Other comprehensive loss for the period, net of tax	U.S.$	(28)	Rs.	(2,191)	Rs.	(950)
Total comprehensive income for the period	U.S.$	123	Rs.	9,685	Rs.	4,758

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital(4)			Share premium(4)		Treasury shares(4)		Share-based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2022 (A)	Rs.	832		Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Profit for the period		-			-		-		-		-		-		-		-		-		-		-		11,876		11,876
Net change in fair value of equity instruments		-			-		-		-		(562)		-		-		-		-		-		-		-		(562)
Foreign currency translation adjustments		-			-		-		-		-		1,289		-		-		-		-		-		-		1,289
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.1,568		-			-		-		-		-		-		(2,918)		-		-		-		-		-		(2,918)
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(562)	Rs.	1,289	Rs.	(2,918)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	11,876	Rs.	9,685
Issue of equity shares on exercise of options		-	*		67		31		(67)		-		-		-		-		-		-		-		-		31
Share-based payment expense		-			-		-		146		-		-		-		-		-		-		-		-		146
Total transactions (C)	Rs.	-		Rs.	67	Rs.	31	Rs.	79	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-		-	Rs.	177
Transfer from special economic zone re-investment reserve on utilization (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(226)	Rs.	-	Rs.	-	Rs.	226	Rs.	-
Balance as of June 30, 2022 [(A)+(B)+(C)+(D)]	Rs.	832		Rs.	9,347	Rs.	(1,570)	Rs.	1,707	Rs.	(2,263)	Rs.	6,124	Rs.	(2,083)	Rs.	173	Rs.	529	Rs.	304	Rs.	(525)	Rs.	187,814	Rs.	200,389
Convenience translation (See note 2(d))	U.S.$	11		U.S.$	118	U.S.$	(20)	U.S.$	22	U.S.$	(29)	U.S.$	78	U.S.$	(26)	U.S.$	2	U.S.$	7	U.S.$	4	U.S.$	(7)	U.S.$	2,377	U.S.$	2,536

Balance as of April 1, 2021 (A)	Rs.	832		Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	-	Rs.	(503)	Rs.	156,023	Rs.	173,062
Profit for the period		-			-		-		-		-		-		-		-		-		-		-		5,708		5,708
Net change in fair value of equity instruments, net of tax benefit of Rs.293		-			-		-		-		(950)		-		-		-		-		-		-		-		(950)
Foreign currency translation adjustments		-			-		-		-		-		361		-		-		-		-		-		-		361
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.173		-			-		-		-		-		-		(361)		-		-		-		-		-		(361)
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(950)	Rs.	361	Rs.	(361)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	5,708	Rs.	4,758
Issue of equity shares on exercise of options		-	*		200		151		(204)		-		-		-		-		-		-		-		-		147
Share-based payment expense		-			-		-		147		-		-		-		-		-		-		-		-		147
Total transactions (C)	Rs.	-		Rs.	200	Rs.	151	Rs.	(57)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	294
Transfer from special economic zone re-investment reserve on utilization (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(30)	Rs.	-	Rs.	-	Rs.	30	Rs.	-
Balance as of June 30, 2021 [(A)+(B)+(C)+(D)]	Rs.	832		Rs.	9,087	Rs.	(1,816)	Rs.	1,404	Rs.	590	Rs.	5,410	Rs.	(120)	Rs.	173	Rs.	1,296	Rs.	-	Rs.	(503)	Rs.	161,761	Rs.	178,114

* Rounded to the nearest million.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

(3)	The Company has created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Section 18(7)(iv) & 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilized by the Company for payment of dividend and redemption of debentures.

(4)	Refer to Note 23 of these unaudited condensed consolidated interim financial statements ‘Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited’.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2022		2022		2021
	Convenience translation (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	150	Rs.	11,876	Rs.	5,708
Adjustments for:
Tax expense		35		2,779		1,717
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(1)		(46)		(126)
Depreciation and amortization		39		3,050		2,905
Allowance for credit losses (on trade receivables and other advances)		1		77		87
Gain on sale or de-recognition of non-current assets, net		(-*)		(21)		(29)
Share of profit of equity accounted investees		(1)		(94)		(166)
Foreign exchange gain, net		(45)		(3,530)		(416)
Interest expense/(income), net		2		130		(16)
Equity settled share-based payment expense		2		146		147
Changes in operating assets and liabilities:
Trade and other receivables		(81)		(6,439)		(11,479)
Inventories (Refer to Note 7 for inventory write downs)		(12)		(926)		(5,359)
Trade and other payables		(7)		(534)		4,787
Other assets and other liabilities, net		17		1,326		(22)
Cash generated from/(used in) operations		99		7,794		(2,262)
Income tax paid, net		(14)		(1,139)		(1,186)
Net cash from/(used in) operating activities	U.S.	$84	Rs.	6,655	Rs.	(3,448)
Cash flows used in investing activities:
Expenditures on property, plant and equipment		(42)		(3,305)		(3,200)
Proceeds from sale of property, plant and equipment		2		179		47
Expenditures on other intangible assets		(68)		(5,385)		(137)
Purchase of other investments		(343)		(27,137)		(18,524)
Proceeds from sale of other investments		388		30,642		15,957
Interest received		1		83		250
Net cash used in investing activities	U.S.$	(62)	Rs.	(4,923)	Rs.	(5,607)
Cash flows (used in)/from financing activities:
Proceeds from issuance of equity shares (including treasury shares)		- *		31		147
(Repayment of)/proceeds from short-term borrowings		(127)		(10,011)		2,662
Payment of principal portion of lease liabilities		(4)		(279)		(206)
Interest paid		(7)		(541)		(342)
Net cash (used in)/from financing activities	U.S.$	(137)	Rs.	(10,800)	Rs.	2,261
Net decrease in cash and cash equivalents		(115)		(9,068)		(6,794)
Effect of exchange rate changes on cash and cash equivalents		6		513		142
Cash and cash equivalents at the beginning of the period		188		14,852		14,820
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.	$80	Rs.	6,297	Rs.	8,168

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These interim financial statements were authorized for issuance by the Company’s Board of Directors on July 28, 2022.

b)       Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2022 contained in the Company’s Annual Report on Form 20-F.

Several amendments and interpretations apply for the first time in the fiscal year ending March 31, 2023, but do not have an impact on these interim financial statements.

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification;
•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value;
•	investments in joint ventures are accounted for using the equity method;
•	assets held for sale are measured at fair value;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value;
•	contingent consideration arising out of business combination are measured at fair value; and
•	right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended June 30, 2022 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.79.02, as published by the Federal Reserve Board of Governors on June 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

e)       Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)        Use of estimates and judgments

The preparation of interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2022.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others**.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations which includes its wholly-owned subsidiaries, Aurigene Discovery Technologies Limited (“ADTL”), SVAAS Wellness Limited (“SVAAS”) and the Company’s proprietary products business. ADTL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. Proprietary products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

**As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to Proprietary Products Segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:

	For the three months ended, June 30, 2022								For the three months ended, June 30, 2021
Segments	Global Generics		PSAI		Others(2)		Total		Global Generics		PSAI		Others(2)		Total
Revenues(1)	Rs.	44,324	Rs.	7,090	Rs.	740	Rs.	52,154	Rs.	41,113	Rs.	7,540	Rs.	541	Rs.	49,194
Gross profit	Rs.	24,399	Rs.	1,110	Rs.	497	Rs.	26,006	Rs.	23,719	Rs.	1,630	Rs.	350	Rs.	25,699
Selling, general and administrative expenses								15,493								15,045
Research and development expenses								4,325								4,534
Other income, net								(6,024)								(487)
Results from operating activities							Rs.	12,212							Rs.	6,607
Finance income, net								2,349								652
Share of profit of equity accounted investees, net of tax								94								166
Profit before tax							Rs.	14,655							Rs.	7,425
Tax expense								2,779								1,717
Profit for the period							Rs.	11,876							Rs.	5,708

(1)	Revenues for the three months ended June 30, 2022 and 2021 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,043 and Rs.1,322, respectively.

(2)	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to Proprietary Products Segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30
Country	2022		2021
India	Rs.	13,650	Rs.	11,138
United States		18,989		18,639
Russia		3,213		3,527
Others(1)	Rs.	16,302		15,890
	Rs.	52,154	Rs.	49,194

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2022		March 31, 2022
Cash on hand	Rs.	1	Rs.	1
Balances with banks		5,965		14,494
Term deposits with banks (original maturities less than 3 months)		331		357
Cash and cash equivalents in the statements of financial position	Rs.	6,297	Rs.	14,852
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	85	Rs.	86
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited		40		40
Balances in Escrow account pursuant to the Business Transfer Agreement with Nimbus Health GmbH (Refer to Note 24 for details)		82		84
Other restricted cash balances		72		72

	As of
	June 30, 2022		June 30, 2021
Cash and cash equivalents in the statements of cash flow	Rs.	6,297	Rs.	8,168

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of June 30, 2022 and March 31, 2022 are as follows:

	As of June 30, 2022						As of March 31, 2022
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)
Current portion
In units of mutual funds	Rs.	13,559	Rs.	62	Rs.	13,621	Rs.	16,714	Rs.	37	Rs.	16,751
In term deposits with banks(2)		11,063		-		11,063		9,340		-		9,340
In bonds(2)		2,506		-		2,506		2,249		-		2,249
In commercial paper		973		-		973		973		-		973
In equity securities		214		(53)		161		214		(14)		200
	Rs.	28,315	Rs.	9	Rs.	28,324	Rs.	29,490	Rs.	23	Rs.	29,513
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	(2,262)	Rs.	439	Rs.	2,701	Rs.	(1,701)	Rs.	1,000
In term deposits with banks(2)		-		-		-		2,000		-		2,000
In limited liability partnership firm		400		(20)		380		400		(14)		386
In bonds(2)		-		-		-		256		-		256
Others		28		-		28		26		-		26
	Rs.	3,129	Rs.	(2,282)	Rs.	847	Rs.	5,383	Rs.	(1,715)	Rs.	3,668

(1)	Represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 33 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022.

(2)	Interest accrued but not due on bonds and term deposits with banks is included in other current assets.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.     Other investments (continued)

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and others	Amortized cost
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm	Fair value through profit and loss

6.     Trade and other receivables

	As of
	June 30, 2022		March 31, 2022
Current
Trade and other receivables, gross	Rs.	74,504	Rs.	67,958
Less: Allowance for credit losses		(1,290)		(1,194)
Trade and other receivables, net	Rs.	73,214	Rs.	66,764
Non-current
Trade and other receivables, gross(1)	Rs.	60		Rs.54
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	60	Rs.	54

(1)	Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

7.      Inventories

Inventories consist of the following:

	As of
	June 30, 2022		March 31, 2022
Raw materials	Rs.	13,290	Rs.	13,707
Work-in-progress		12,136		12,886
Finished goods (includes stock-in-trade)		22,774		20,491
Packing materials, stores and spares		3,610		3,800
	Rs.	51,810	Rs.	50,884

Details of inventories recognized in the interim income statement are as follows:

	For the three months ended June 30,
	2022		2021
Raw materials, consumables and changes in finished goods and work in progress	Rs.	17,884	Rs.	15,994
Inventory write-downs		1,229		1,027

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.      Property, plant and equipment

	For the three months ended				For the year ended
	June 30,				March 31,
	2022		2021		2022
Opening balance	Rs.	62,169	Rs.	57,111	Rs.	57,111
Cost of assets acquired during the period		3,559		3,329		15,930
Assets acquired through business combinations		-		-		2
Net book value of assets disposed of during the period		(174)		(43)		(283)
Depreciation expense		(2,050)		(1,973)		(8,152)
Impairment loss		-		-		(2,481)
Effect of changes in foreign exchange rates		322		212		42
Closing balance	Rs.	63,826	Rs.	58,636	Rs.	62,169

Capital commitments

As of June 30, 2022 and March 31, 2022, the Company was committed to spend Rs.7,072 and Rs 7,991, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9.     Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of June 30, 2022 and March 31, 2022:

	As of
	June 30, 2022		March 31, 2022
Opening balance, gross	Rs.	21,093	Rs.	20,852
Goodwill arising on business combinations(1)		-		260
Effect of changes in foreign exchange rates		(36)		(18)
Impairment loss(2)		(16,676)		(16,676)
Closing balance	Rs.	4,381	Rs.	4,418

(1)	Refer to Note 24 of these interim financial statements for further details.

(2)	The impairment loss of Rs.16,676 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.   Other intangible assets

	For the three months ended				For the year ended
	June 30,				March 31,
	2022		2021		2022
Opening balance	Rs.	27,246	Rs.	35,648	Rs.	35,648
Cost of assets acquired during the period(1)		5,396		191		1,195
Assets acquired through business combinations(2)		-		-		106
Net book value of assets disposed of during the period(3)		-		(1)		(1,882)
Amortization expense		(1,000)		(932)		(3,672)
Impairment loss(4)		-		-		(4,511)
Effect of changes in foreign exchange rates		190		225		362
Closing balance	Rs.	31,832	Rs.	35,131	Rs.	27,246

(1)	During the three months ended June 30, 2022, the Company

•	Entered into an agreement to acquire the cardiovascular brand and trademark Cidmus® in India from Novartis AG for a consideration of Rs. 4,633 (U.S.$61).

•	Acquired a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc., for an upfront payment of approximately Rs. 395 (U.S.$5).

(2)	Refer to Note 24 of these interim financial statements for further details.

(3)	Net book value of assets disposed of during the period for the year ended March 31, 2022 primarily includes Rs.1,879 sale of all rights relating to anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc. (“Citius”).

(4)	Total impairment loss for the year ended March 31, 2022 was Rs.4,511 of which Rs.4,337 relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an IPR&D asset forming part of the Company’s Proprietary Products business (Others segment); and Rs.174 pertaining to other IPR&D and other intangible assets forming part of Company’s Global Generics Segment.

Details of significant separately acquired intangible assets as of June 30, 2022 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.13,240
Cardiovascular brand Cidmus® in India	Novartis AG	4,585
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,938
Various ANDAs	Teva and an affiliate of Allergan	3,254
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited	1,361
Habitrol® brand	Novartis Consumer Health Inc.	1,053

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.   Loans and borrowings

Short-term borrowings

 Short-term borrowings consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Mexico, Ukraine and Switzerland which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	June 30, 2022		March 31, 2022
Pre-shipment credit	Rs.	11,000	Rs.	18,211
Other working capital borrowings		6,901		8,871
	Rs.	17,901	Rs.	27,082

The interest rate profile of short-term borrowings from banks is given below:

As of
	June 30, 2022		March 31, 2022
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	INR	3 Months T-bill minus 5 bps	INR	3 Months T-bill minus 5 bps
	INR	3 Months T-bill	INR	3 Months T-bill
	INR	-	INR	3 Months T-bill + 25 bps
Other working capital borrowings	U.S.$	-	U.S.$	1 Months LIBOR+ 80 bps
	RUB	Key rate+250 bps to 470 bps	RUB	8.88%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.15%
	INR	-	INR	4.00%
	BRL	CDI + 1.79%	BRL	CDI + 1.79%
	UAH	21.00%	UAH	13.00%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill interest rate, “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário) and “Key rate” means the key interest rate published by the Central Bank of Russia.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	June 30, 2022				March 31, 2022
	Non – current		Current		Non – current		Current
Non-convertible debentures issued by APSL subsidiary(1)	Rs.	-	Rs.	3,800	Rs.	3,800	Rs.	.-
Obligations under leases		1,903		1,062		1,946		1,017
	Rs.	1,903	Rs.	4,862	Rs.	5,746	Rs.	1,017

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.   Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of June 30, 2022 and March 31, 2022 were as follows:

	As of
	June 30, 2022		March 31, 2022
	Currency(1)	Interest Rate	Currency(1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1)	“INR” means Indian rupees.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs. 52,809 and Rs.39,989 as of June 30, 2022 and March 31, 2022, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

12.   Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the three months ended June 30, 2022 and June 30, 2021:

	As of
	June 30, 2022				June 30, 2021
	Number	Amount			Number	Amount
Opening number of equity shares/share capital	166,425,849	Rs.	832		166,301,231	Rs.	832
Add: Equity shares issued pursuant to employee stock option plans(1)	15,169		-	*	58,903		-	*
Closing number of equity shares/share capital	166,441,018	Rs.	832		166,360,134	Rs.	832
Treasury shares(2)	459,401	Rs.	1,570		531,421	Rs.	1,816

*      Rounded to the nearest million.

(1)	During the three months ended June 30, 2022 and 2021, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the three months ended June 30, 2022 and 2021, an aggregate of 9,070 and 43,780 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of June 30, 2022 and June 30, 2021, the ESOS Trust had outstanding 459,401 and 531,421 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,570 and Rs.1,816, respectively.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.   Revenue from contracts with customers

	For the three months ended June 30,
	2022		2021
Sales	Rs.	48,180	Rs.	48,262
Service income		989		704
License fees(1)		2,985		228
	Rs.	52,154	Rs.	49,194

(1)     License fee for the three months ended June 30, 2022 includes an amount of:

•	Rs. 902 from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited; and
•	Rs. 1,399 from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

The amounts recognized above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2022		2021
India	Rs.	13,650	Rs.	11,138
United States		18,989		18,639
Russia		3,213		3,527
Others(1)		16,302		15,890
	Rs.	52,154	Rs.	49,194

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

Refund liabilities on account of sales returns amounting to Rs.3,836 and Rs.3,583 as of June 30, 2022 and March 31, 2022, respectively, have been included in provisions forming part of current liabilities.

14.  Other income, net

Other income, net consists of the following:

	For the three months ended June 30,
	2022		2021
Gain on sale/disposal of non-current assets, net	Rs.	(21)	Rs.	(29)
Sale of spent chemicals		(95)		(76)
Scrap sales		(74)		(48)
Miscellaneous income, net(1)		(5,834)		(334)
	Rs.	(6,024)	Rs.	(487)

(1) Miscellaneous income for the three months ended June 30, 2022 includes an amount of Rs. 5,638 (U.S.$71.39 discounted to present value) towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc. and Indivior UK Limited, and Aquestive Therapeutics, Inc. Refer to Note 22 (“Contingencies – Product and patent related matters – Launch of Product”) in these unaudited condensed consolidated interim financial statements for further details.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.   Finance income, net

Finance income, net consists of the following:

	For the three months ended June 30,
	2022		2021
Interest income	Rs.	217	Rs.	209
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		46		126
Foreign exchange gain, net		2,433		510
Finance income (A)	Rs.	2,696	Rs.	845
Interest expense		(347)		(193)
Finance expense (B)	Rs.	(347)	Rs.	(193)
Finance income, net [(A)+(B)]	Rs.	2,349	Rs.	652

16.  Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the three months ended June 30,
	2022		2021
Weighted average tax rate		18.96%		23.12%
Tax expense	Rs.	2,779	Rs.	1,717
Tax (benefit)/expense recognised directly in the equity	Rs.	(1,568)	Rs.	(466)

The effective rate of tax for the three months ended June 30, 2022 was lower primarily on account of recognition of previously unrecognized deferred tax asset on operating tax losses pertaining to Dr. Reddy’s Laboratories SA, Switzerland as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilized.

Tax (benefits)/expenses recognized directly in the equity primarily relates to tax effects on the changes in fair value of financial instruments and the changes in fair value of cash flow hedges.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.   Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2022 and 2021:

Depreciation	For the three months ended June 30,
	2022		2021
Cost of revenues	Rs.	1,433	Rs.	1,351
Selling, general and administrative expenses		371		369
Research and development expenses		246		253
	Rs.	2,050	Rs.	1,973

Amortization	For the three months ended June 30,
	2022		2021
Cost of revenues	Rs.	-	Rs.	-
Selling, general and administrative expenses		993		925
Research and development expenses		7		7
	Rs.	1,000	Rs.	932

Employee benefits	For the three months ended June 30,
	2022		2021
Cost of revenues	Rs.	3,043	Rs.	2,902
Selling, general and administrative expenses		6,210		5,433
Research and development expenses		1,204		1,129
	Rs.	10,457	Rs.	9,464

18.    Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies. The liability recorded by the parent company towards this obligation was Rs.561 and Rs.544 as of June 30, 2022 and March 31, 2022, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.910 and Rs.1,061 as of June 30, 2022 and March 31, 2022, respectively.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.   Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the three months ended June 30, 2022 under the above plans were as follows:

	Number of
Particulars	instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	94,302	Rs.	3,906.00	3 years	5 years
DRL 2018 Plan	177,363	Rs.	3,906.00	1 to 4 years	5 years

The above grants were made on May 19, 2022.

The terms and conditions of the grants made during the three months ended June 30, 2021 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	68,808	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	55,884	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	5,144	Rs.	5,301.00	1 to 4 years	5 years
DRL 2018 Plan	8,700	Rs.	5,301.00	1 to 4 years	5 years

The above grants were made on May 13, 2021.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (“option life”) is estimated based on the vesting term and contractual term .

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 19, 2022		May 19, 2022		May 19, 2022		May 13, 2021		May 13, 2021
Expected volatility		28.27%		28.28%		28.32%		29.38%		30.02%
Exercise price	Rs.	3,906.00	Rs.	3,906.00	Rs.	3,906.00	Rs.	5,301.00	Rs.	5.00
Option life		5.5 Years		4.5 Years		5.0 Years		5.0 Years		2.5 Years
Risk-free interest rate		7.24%		7.13%		7.17%		5.70%		4.64%
Expected dividends		0.76%		0.76%		0.76%		0.47%		0.47%
Grant date share price	Rs.	3,929.00	Rs.	3,929.00	Rs.	3,929.00	Rs.	5,301.00	Rs.	5,301.00

Share-based payment expense

	For the three months ended June 30,
	2022		2021
Equity settled share-based payment expense(1)	Rs.	146	Rs.	147
Cash settled share-based payment expense(2)		45		77
	Rs.	191	Rs.	224

(1)	As of June 30, 2022 and 2021, there was Rs.879 and Rs.1,076, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.20 years and 2.16 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of June 30, 2022 and 2021, there was Rs.475 and Rs.247, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.57 years and 2.15 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.
23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.   Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Private Limited for professional consulting services;
•	Samarjita Management Consultancy Private Limited for professional consulting services;
•	Cancelled Plans LLP for the sale of scrap materials;
•	Araku Originals Private Limited for the purchase of coffee powder;
•	DRES Energy Private Limited for the purchase of solar power; and
•	Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 18 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the three months ended June 30,
	2022			2021
Research and development services received	Rs.	26		Rs.	26
Sale of goods		-			8
Lease rentals received		-	*		-	*
Lease rentals paid		9			10
Catering expenses paid		72			67
Hotel expenses paid		11			4
Facility management services paid		9			9
Purchase of solar power		33			34
Civil works		23			17
Professional consultancy services paid		-			22
Contributions towards social development		70			128
Salaries to relatives of key management personnel		6			4

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	June 30, 2022			March 31, 2022
Key management personnel and close members of their families	Rs.	8		Rs.	8
Other related parties		-	*		1

* Rounded to the nearest million.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.   Related parties (continued)

The Company had the following amounts due to related parties as of the following dates:

		As of
		June 30, 2022		March 31, 2022
Due to related parties	Rs.	32	Rs.	10

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the three months ended June 30,
	2022		2021
Salaries and other benefits	Rs.	248	Rs.	165
Contributions to defined contribution plans		7		8
Commission to directors		103		94
Share-based payments expense		55		53
	Rs.	413	Rs.	320

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

21.   Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of June 30, 2022 and March 31, 2022 were as follows:

	As of June 30, 2022				As of March 31, 2022
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	6,297	Rs.	6,297	Rs.	14,852	Rs.	14,852
Other investments(1)		29,171		29,171		33,181		33,181
Trade and other receivables		73,274		73,274		66,818		66,818
Derivative financial assets		116		116		1,906		1,906
Other assets(2)		4,550		4,550		2,347		2,347
Total	Rs.	113,408	Rs.	113,408	Rs.	119,104	Rs.	119,104
Liabilities:
Trade and other payables	Rs.	25,052	Rs.	25,052	Rs.	25,572	Rs.	25,572
Derivative financial liabilities		3,671		3,671		479		479
Long-term borrowings		6,765		6,765		6,763		6,763
Short-term borrowings		17,901		17,901		27,082		27,082
Other liabilities and provisions(3)		29,506		29,506		26,238		26,238
Total	Rs.	82,895	Rs.	82,895	Rs.	86,134	Rs.	86,134

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.13,473 and Rs.12,449 as of June 30, 2022 and March 31, 2022, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.10,853 and Rs.14,491 as of June 30, 2022 and March 31, 2022, respectively, are not included.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,621	Rs.	-	Rs.	-	Rs.	13,621
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		380		380
FVTPL - Financial asset - Investments in equity securities		-		-		162		162
FVTOCI - Financial asset - Investments in equity securities		438		-		-		438
Derivative financial instruments – net (loss)/gain on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(3,555)		-		(3,555)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,751	Rs.	-	Rs.	-	Rs.	16,751
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		386		386
FVTPL - Financial asset - Investments in equity securities		200		-		1		201
FVTOCI - Financial asset - Investments in equity securities		999		-		-		999
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		1,427		-		1,427

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As of June 30, 2022 and March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals) and its foreign currency debt (in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments (continued)

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable period ended:

	For the three months ended June 30,
	2022		2021
Net loss recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	(3,774)	Rs.	(539)
Net loss recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		(4,486)		(534)
Net (loss)/gain reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		(638)		70

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.3,202 as of June 30, 2022, as compared to a gain of Rs.1,284 as of March 31, 2022.

22.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position and cash flow, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product

With regard to the patent litigation as disclosed in Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, the Company was previously a party to patent litigation with Indivior Inc. and Indivior UK Limited (collectively, “Indivior”) and Aquestive Therapeutics, Inc. (“Aquestive”) relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film in United States.

On June 23, 2022, the Company entered into a settlement agreement with Indivior and Aquestive. Under this settlement, the Company will receive payments totaling U.S.$72 by March 31, 2024. The agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On June 28, 2022 the U.S. District Court for the District of New Jersey dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

Individual federal court personal injury lawsuits, as well as various class actions, have been transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 250 lawsuits pending in the MDL-2924. A census registry established in the MDL-2924 includes tens of thousands of claimants who have not filed complaints but are presenting claims for consideration in the MDL-2924 against the many pharmaceutical manufacturers, distributors and retailers which are defendants in the MDL-2924. The MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice and has been appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in the MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed the entirety of plaintiffs’ claims against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in three rounds of appeals. Oral argument on the first round of appeals occurred on April 5, 2022, but no decision has been published.

There are several ranitidine-related actions currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence claims against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to the MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. No trial date has been established. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to the MDL-2924 and subsequently was remanded to the Circuit Court of Maryland by the MDL-2924 Court. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted the generic manufacturer defendants’ demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is on-going.

There are 10 plaintiffs who have filed actions against the Company and other brand and generic manufacturers and/or retailers in Illinois, New York, and Pennsylvania state courts.  The Illinois cases have been filed in Madison, St. Clair and Cook counties.  The Pennsylvania cases were filed in Philadelphia.  The New York cases were filed in New York County. Generally they allege, among other things, failure to warn, design defect and negligence.  The defendants have moved, or intend to move, to dismiss these cases.  A case in Madison County, Illinois, involving three plaintiffs, only one of whom alleges generic ranitidine use, has been set for trial in November 2023 but the court has not yet ruled on the Company’s motion to dismiss. A large number of claimants have been exited from the MDL census registry and the Company expects additional state court lawsuits to be filed against it as a result.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework including the ongoing enhancement initiatives during the three months ended June 30, 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, including civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Other matters

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of the Company’s subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting practices in the U.S. marketplace for certain products (the “Covered Conduct”) for the time-period between January 1, 1995 and the date of the CID. On or about June 23, 2021, the Texas AG contacted the Company’s counsel to request additional information related to the Texas AG’s investigation and the Covered Conduct for the time-period of October 1, 2003 through February 29, 2012. The Company has continued to cooperate and respond to the Texas AG’s requests for information related to the Covered Conduct.

As on March 31, 2022, the Company based on its best estimate, was carrying a provision of Rs.983 in this regard.

On June 1, 2022, Dr. Reddy’s Laboratories, Inc. entered into a Settlement Agreement and Release with the Texas AG and the Texas Health & Human Services Commission related to the Covered Conduct. Pursuant to the Settlement Agreement and Release, on July 6, 2022, Dr. Reddy’s Laboratories, Inc. paid the total sum of U.S.$12.9 to the State of Texas as a full and final settlement of any claims being investigated by the State of Texas in relation to the Covered Conduct. Neither Dr. Reddy’s Laboratories, Inc. nor the Company admitted to any facts or liability in connection with this settlement. The settlement was a compromise and settlement on disputed issues of fact and law.

23.	Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company (the “Scheme”). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the said Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited (continued)

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 5, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 8, 2022 (‘Effective Date’). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of Rs.5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of Rs.5 each were allotted to the shareholders of DRHL. There is no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

24.	Business Combination

Acquisition of Nimbus Health, GmbH

On February 3, 2022, the Company entered into an agreement with Nimbus Health, GmbH (“Nimbus Health”) to acquire 100% of the share capital of Nimbus Health along with the existing employees.

The Company completed the acquisition effective as of February 24, 2022.

The consideration involved an upfront payment of Rs.337, and additional performance and milestone-based earn-outs over the next four years pursuant to fulfillment of certain conditions.

Nimbus Health is a licensed pharmaceutical wholesaler in Germany focusing on medical cannabis based products. The acquisition will allow the Company to build on Nimbus Health strengths and introduce medical cannabis-based medicines as a promising treatment option for patients.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

During the three months ended June 30, 2022, the Company completed the purchase price allocation. There is no change in the fair values of assets and liabilities which was included on a provisional basis as of March 31, 2022.

Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	Rs.	337
Payment through Escrow account		84
Total consideration	Rs.	421
Assets acquired
Goodwill	Rs.	260
Property, plant and equipment		2
Other intangible assets		106
Inventories		144
Trade receivables		45
Cash and cash equivalents		11
Other assets		2
Deferred tax asset		2
Liabilities assumed
Trade payables		(141)
Other liabilities		(10)
Total net assets	Rs.	421

The total goodwill of Rs.260 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. This goodwill has been assigned to the Company’s Global Generics segment.

The amount of revenue and loss pertaining to the acquired business was not material for the three months ended June 30, 2022.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Impact of COVID-19 and military conflict between Russia and Ukraine

Impact of COVID-19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements.

The Company’s supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the three months ended June 30, 2022, the impact of this conflict on the Company’s operations, cash flows and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

26.	The Code on Social Security, 2020

India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

27.	Update on the Inspection of facilities from the U.S. FDA

Tabulated below are the details of the U.S. FDA inspections carried out at facilities of the Company:

Month and year	Unit	Details of observations
July 2022	Formulations (FTO XI) manufacturing facility at Srikakulam, India	Two observations were noted in USFDA inspection. The Company will respond to the observations within the stipulated timeline.

28.	Subsequent events

None

31

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2022 which is on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Annual Report on Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Three months ended June 30, 2022 compared to the three months ended June 30, 2021

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended June 30,
	2022			2021
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	52,154	100.0%	Rs.	49,194	100.0%	6%
Gross profit		26,006	49.9%		25,699	52.2%	1%
Selling, general and administrative expenses		15,493	29.7%		15,045	30.6%	3%
Research and development expenses		4,325	8.3%		4,534	9.2%	(5%)
Other income, net		(6,024)	(11.6%)		(487)	(1.0%)	1,137%
Results from operating activities		12,212	23.4%		6,607	13.4%	85%
Finance income, net		2,349	4.5%		652	1.3%	260%
Share of profit of equity accounted investees, net of tax		94	0.2%		166	0.3%	(43%)
Profit before tax		14,655	28.1%		7,425	15.1%	97%
Tax expense		2,779	5.3%		1,717	3.5%	62%
Profit for the period	Rs.	11,876	22.8%	Rs.	5,708	11.6%	108%

Revenues

Our overall consolidated revenues were Rs.52,154 million for the three months ended June 30, 2022, an increase of 6% as compared to Rs.49,194 million for the three months ended June 30, 2021.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2022			2021
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	44,324	85%	Rs.	41,113	84%	8%
Pharmaceutical Services and Active Ingredients		7,090	14%		7,540	15%	(6%)
Others		740	1%		541	1%	37%
Total	Rs.	52,154	100%	Rs.	49,194	100%	6%

32

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.44,324 million for the three months ended June 30, 2022, an increase of 8% as compared to Rs.41,113 million for the three months ended June 30, 2021. The revenue increase was from three of the four business geographies of this segment: North America (the United States and Canada), Europe and India. There was a decline in our revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from new products launched during the period;

•	an increase of approximately 5% resulting from brand divestment income;

•	an increase of approximately 2% resulting from a net increase in the sales volumes of certain of our existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.17,815 million for the three months ended June 30, 2022, an increase of 2% as compared to Rs.17,390 million for the three months ended June 30, 2021. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 2% in the three months ended June 30, 2022 as compared to the three months ended June 30, 2021.

This increase in revenues was largely attributable to an increase in volumes of certain of our existing products, new product launches between July 1, 2021 and June 30, 2022 (such as vasopressin injection, valsartan tablet, sorafenib tablet and pemetrexed injection) and foreign exchange gains, all of which was partially offset by price erosion in certain of our existing products.

During the three months ended June 30, 2022, we launched six new products in the United States. These are ketorolac tabs, OTC nicotine lozenges original, methylprednisolone sodium succinate, pemetrexed injection, posaconazole tablet and Sorafenib tablet. We also launched one new product in Canada.

During the three months ended June 30, 2022, we made three new ANDA filing with the U.S. FDA. As of June 30, 2022, we had 86 filings pending approval with the U.S. FDA, which includes 83 ANDAs and three NDAs filed under section 505(b)(2). Out of these filings, 44 are Paragraph IV filings and we believe we are the first to file with respect to 24 of these filings.

Europe: Our Global Generics segment’s revenues from Europe (which is comprised of Germany, the United Kingdom and other European countries such as Italy, Spain, France and other countries) were Rs.4,141 million for the three months ended June 30, 2022, an increase of 4% as compared to Rs 3,994 million for the three months ended June 30, 2021. This increase was primarily on account of new products launched between July 1, 2021 and June 30, 2022 and an increase in volumes of certain of our existing products, all of which was partially offset by a decrease in prices of certain of our existing products and by foreign exchange losses.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2022 were Rs.13,339 million, an increase of 26% as compared to Rs.10,600 million for the three months ended June 30, 2021. This growth was attributable to income from brand divestments, revenues from new products launched between July 1, 2021 and June 30, 2022 and an increase in sales prices of our existing products, all of which was partially offset by a decrease in volumes of certain of our existing products. During the three months ended June 30, 2022, we launched five new brands in India including one acquired brand.

According to IQVIA in its report for the three months ended June 30, 2022, our secondary sales in India declined by 7.1% during such period, as compared to the India pharmaceutical market decline of 1.8%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended June 30, 2022 were Rs.9,028 million, a decrease of 1% as compared to Rs.9,129 million for the three months ended June 30, 2021.

33

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2022 were Rs.3,213 million, a decrease of 9% as compared to Rs.3,527 million for the three months ended June 30, 2021. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 14%. The decrease in revenues was primarily on account of decrease in sales volumes of certain of our existing products partly offset with contribution from new products launched between July 1, 2021 and June 30, 2022. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended June 30, 2022 were 48% of our total revenues from Russia.

According to IQVIA, as per its report for the two months ended May 31, 2022, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the two months ended May 31, 2022
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	(5.0)%	(10.6)%	9.2%	(3.7)%
Over-the-counter (OTC)	14.8%	3.8%	8.5%	(4.0)%
Total (Rx + OTC)	4.7%	(5.2)%	8.8%	(3.9)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,917 million for the three months ended June 30, 2022, an increase of 33% as compared to Rs.1,438 million for the three months ended June 30, 2021. This increase was largely attributable to an increase in sales volumes and sales prices of our existing products and additional revenues from new products launched between July 1, 2021 and June 30, 2022.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.3,898 million for the three months ended June 30, 2022, a decrease of 6% as compared to Rs.4,163 million for the three months ended June 30, 2021. This decrease was largely attributable to decrease in sales volumes and sales prices of our existing products, partly offset with additional revenues from new products launched between July 1, 2021 and June 30, 2022.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2022 were Rs.7,090 million, a decrease of 6% as compared to Rs.7,540 million for the three months ended June 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was attributable to a decrease in sales volumes and prices of certain of our existing products, partially offset by new products launched between July 1, 2021 and June 30, 2022.

During the three months ended June 30, 2022, we filed 11 Drug Master Files (“DMFs”) across the world.

34

Gross Profit

Our total gross profit was Rs.26,006 million for the three months ended June 30, 2022, representing 49.9% of our revenues for that period, as compared to Rs.25,699 million for the three months ended June 30, 2021, representing 52.2% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2022			2021
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	24,399	55.0%	Rs.	23,719	57.7%
Pharmaceutical Services and Active Ingredients (“PSAI”)		1,110	15.7%		1,630	21.6%
Others		497	67.2%		350	64.8%
Total	Rs.	26,006	49.9%	Rs.	25,699	52.2%

The gross profit from our Global Generics segment decreased to 55.0% of this segment’s revenues for the three months ended June 30, 2022 from 57.7% for the three months ended June 30, 2021. This decrease was on account of a price erosion in certain of our products, primarily in the United States and Europe, and foreign exchange loss which was partially offset by benefits from divestment income.

The gross profits from our PSAI segment decreased to 15.7% of this segment’s revenues for the three months ended June 30, 2022 from 21.6% for the three months ended June 30, 2021. This decrease was primarily on account of lower manufacturing cost leverage owing to a lower sales base and cost inflation in commodity prices.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.15,493 million for the three months ended June 30, 2022, an increase of 3% as compared to Rs.15,045 million for the three months ended June 30, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 5% increase due to higher personnel costs, primarily on account of annual raises and an increase in personnel;

•	a 2% increase due to higher selling and advertisement expenses; and

•	the foregoing was partially offset by a 3% decrease due to reduced legal and professional expenses.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 29.7% for the three months ended June 30, 2022 from 30.6% for the three months ended June 30, 2021.

Research and development expenses

Our research and development expenses were Rs.4,325 million for the three months ended June 30, 2022, a decrease of 5% as compared to Rs.4,534 million for the three months ended June 30, 2021. This decrease was largely on account of lower developmental expenditures on certain projects, including development of COVID related molecules.

As a proportion of our total revenues, our research and development expenses was at 8.3% for the three months ended June 30, 2022, as compared to 9.2% for the three months ended June 30, 2021.

Other income, net

Our net other income was Rs.6,024 million for the three months ended June 30, 2022, as compared to net other income of Rs.487 million for the three months ended June 30, 2021. The other income was higher primarily on account of recognition of income of Rs. 5,638 million (U.S.$ 71.39 million discounted to present value) from settlement agreement, with Indivior Inc. and Indivior UK Limited, and Aquestive Therapeutics, Inc., resolving all claims between the parties relating to the generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages.

35

Finance income, net

Our net finance income was Rs.2,349 million for the three months ended June 30, 2022, as compared to net finance income of Rs.652 million for the three months ended June 30, 2021. This increase in net finance income was due to the following:

•	profit on sale of investments and unrealized gains on investments recorded at fair value through profit and loss of Rs.46 million for the three months ended June 30, 2022, as compared to Rs.126 million for the three months ended June 30, 2021;

•	net interest expense of Rs.130 million for the three months ended June 30, 2022, as compared to net interest income of Rs.16 million for the three months ended June 30, 2021; and

•	net foreign exchange gain of Rs.2,433 million for the three months ended June 30, 2022, as compared to net foreign exchange gain of Rs.510 million for the three months ended June 30, 2021.

Profit before tax

As a result of the above, our profit before tax was Rs.14,655 million for the three months ended June 30, 2022, as compared to Rs.7,425 million for the three months ended June 30, 2021.

Tax expense

Our consolidated weighted average tax rate was 18.96% for the three months ended June 30, 2022, as compared to 23.12% for the three months ended June 30, 2021.

Our effective tax rate for the three months ended June 30, 2022 was lower as compared to three months ended June 30, 2021, primarily on account of recognition of previously unrecognized deferred tax asset on operating tax losses pertaining to Dr. Reddy’s Laboratories SA, Switzerland as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilized.

Our tax expense was Rs.2,779 million for the three months ended June 30, 2022, as compared to Rs.1,717 million for the three months ended June 30, 2021.

Profit for the period

As a result of the above, our net profit was Rs.11,876 million for the three months ended June 30, 2022, representing 22.8% of our total revenues for such period, as compared to Rs.5,708 million for the three months ended June 30, 2021, representing 11.6% of our total revenues for such period.

36

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of June 30, 2022:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	11,000	INR	3 Months T-bill minus 5 bps
			INR	3 Months T-bill
Other working capital borrowings		6,901	RUB	Key rate+250 bps to 470 bps
			MXN	TIIE + 1.15%
			BRL	CDI + 1.79%
			UAH	21.00%
Long-term Non-convertible debentures		3,800	INR	6.77%

(1)	“INR” means Indian rupees, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.

(2)	“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill interest rate, “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), and “Key rate” means the key interest rate published by the Central Bank of Russia.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2022		2021
	(Rs. in millions)
Net cash (used in)/from:
Operating activities	Rs.	6,655	Rs.	(3,448)
Investing activities		(4,923)		(5,607)
Financing activities		(10,800)		2,261
Net decrease in cash and cash equivalents	Rs.	(9,068)	Rs.	(6,794)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.52,809 million available in credit under revolving credit facilities with banks as of June 30, 2022.

37

Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.6,655 million for the three months ended June 30, 2022, as compared to a net cash outflow of Rs.3,448 million for the three months ended June 30, 2021.

The increase in net cash inflow of Rs.10,103 million was primarily due to an increase in our earnings and an decrease in our working capital for the three months ended June 30, 2022, as compared for the three months ended June 30, 2021.

Our average days’ sales outstanding (“DSO”) as of June 30, 2022, March 31, 2022 and June 30, 2021 were 117 days, 108 days and 106 days, respectively. The increase in our DSO as compared to March 31, 2022 was primarily on account of an increase in the credit period for our trade receivables in North America.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.4,923 million and Rs.5,607 million for the three months ended June 30, 2022 and 2021, respectively. The decrease in net cash outflows was primarily on account of the following:

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.8,511 million for the three months ended June 30, 2022, as compared to Rs.3,290 million for the three months ended June 30, 2021;

•	net proceeds from sale of other investments of Rs.3,505 million for the three months ended June 30, 2022, as compared to net purchase of other investments of Rs.2,567 million for the three months ended June 30, 2021.

Cash Flows from Financing Activities

Our financing activities resulted in net cash outflows of Rs. 10,800 million for the three months ended June 30, 2022, as compared to net cash inflows of Rs.2,261 million for the three months ended June 30, 2021. The increase in net cash outflows were primarily on account of the following:

•	repayment of short-term borrowings of Rs.10,011 million for the three months ended June 30, 2022, as compared to net proceeds from short-term borrowing of Rs.2,662 million for the three months ended June 30, 2021;

•	interest payments of Rs.541 million for the three months ended June 30, 2022, as compared to interest payments of Rs.342 million for the three months ended June 30, 2021; and

•	payments of the principal portion of lease liabilities of Rs.279 million for the three months ended June 30, 2022, as compared to payments of the principal portion of lease liabilities of Rs.206 million for the three months ended June 30, 2021.

38

ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: July 28, 2022	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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